UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Resignation of Director

On December 8, 2024, Ms. Carolyn Trabuco resigned from the Board of Directors of Critical Metals Corp. (the “Company”), effective immediately. Ms. Trabuco’s resignation was not the result of any disagreement with the Company or its management with respect to any matter relating to the Company’s operations, policies or practices.

Appointment of New Chief Financial Officer

On December 10, 2024, the Company announced its appointment of Mr. Steven R. Parkes as Chief Financial Officer, effective as of December 9, 2024. Ms. Melissa Chapman, who has served as Chief Financial Officer of the Company since the closing of its business combination in February 2024, will transition out of the role.

Mr. Parkes has over 30 years of diversified international financial management experience as a Chief Financial Officer for public, private equity backed and privately held companies. Following nine years in public accounting for PKF International in Australia, Mr. Parkes has been based in New York City where his career has spanned senior financial positions for global companies including RGP, WPP, Omnicom, Mach7 Technologies and USHealthConnect. Most recently, Mr. Parkes served as the Chief Financial Officer of US HealthConnect, Inc., a healthcare education and marketing firm, from September 2023 to September 2024. Prior to that, Mr. Parkes served as the Chief Financial Officer of March7 Technologies, a provider of enterprise medical imaging software and data management solutions, from 2021 to 2023. Mr. Parkes also served as a Board Advisor to Exeest, Inc., a company focused on the next-generation digital film market platform, from 2018 to 2022. Mr. Parkes is a Certified Public Accountant (CPA) and holds a Bachelor of Business Administration in Accounting from the University of Newcastle.

On December 10, 2024, the Company has issued a press release announcing the appointment of Mr. Parkes as Chief Financial Officer. A copy of this press release is furnished as Exhibit 99.1 herewith.

The information contained in this Report on Form 6-K (this “Form 6-K”), except for Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form F-1 (File No. 333-278400) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description of Exhibit
99.1	Critical Metals Corp. Appointment of CFO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: December 10, 2024

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